EXHIBIT 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
JANUARY 20, 2006
LJ INTERNATIONAL ANNOUNCES ITS ENZO DIVISION
IN CHINA REACHES 20-STORE MILESTONE
ENZO Retail Chain Well-Ahead of 2006 Store Opening Schedule; Now Has 18 More Stores
in China than Tiffany, the Second Largest Foreign Jewelry Brand in China
HONG KONG and LOS ANGELES, January 20, 2006 — LJ International, Inc. (LJI) (Nasdaq/NMS: JADE), one of the fastest-growing jewelry companies in the world, today reported that its China retail division, ENZO, has just opened its 20th retail store in China, well-ahead of its goal of at least 40 retail stores by the end of 2006. ENZO’s better-than-expected initial performance in 2005 enabled the retail chain to beat its 2005 financial and store opening schedule by over a month.
The latest stores to open include outlets in Changsha (the capital of Hunan Province), Chengdu and Beijing. LJI’s 8,000-square-foot mega-store at the Fisherman’s Wharf development in Macau celebrated its soft opening on December 31, 2005 and is expecting its grand opening soon.
The ENZO unit now has one or more retail locations in China’s largest population centers, including Shanghai, Beijing, Harbin, Qingdao, Shenyang, Ningbo, Chengdu, Changsha, Wuxi, Hong Kong, Macau, Shenzhen and Wuxi. The current 20-store total puts LJI well ahead of other competing jewelry retailers based outside the People’s Republic of China. Tiffany & Co., for instance, has just two stores in China.
Yu Chuan Yih, LJI’s Chairman and CEO, commented: “The new additions to our rapidly growing lineup of ENZO stores have made us a truly national retail presence and one of China’s most successful foreign retail chain launches. We have been extremely pleased by the results so far from our ENZO stores, which have easily exceeded our sales expectations to this point. And this is just the start. We now look forward to maintaining or accelerating the current pace of store openings in the current year, at the end of which we foresee having at least 40 ENZO stores in operation by the end of this year and at least 100 stores by 2008, just-in-time for the Beijing Olympics.”
As previously announced, LJI is now projecting overall sales of approximately $2 million from ENZO stores in 2005 This is up from earlier guidance of $1.5 million.
About LJ International Inc.
LJ International, Inc. (LJI) (Nasdaq/NMS: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
For more information on LJI, please visit www.ljintl.com.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and revenues of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.
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